Filed Pursuant to Rule 424(b)(3)
Registration No. 333-276660
PROSPECTUS SUPPLEMENT NO. 3
(to Prospectus dated July 24, 2024)

Pinstripes Holdings, Inc.
Primary Offering of
Up to 23,985,000 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of the Warrants
Secondary Offering of
Up to 20,962,824 Outstanding Shares of Pinstripes Holdings Class A Common Stock
Up to 4,969,777 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Conversion of Pinstripes Holdings Series B-1 Common Stock, Pinstripes Holdings Series B-2 Common Stock and Pinstripes Holdings Series B-3 Common Stock
Up to 647,011 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of Pinstripes Options
Up to 172,806 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon the Vesting of Restricted Stock Units
Up to 2,912,500 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of the Oaktree Warrants
Up to 11,910,000 Shares of Pinstripes Holdings Class A Common Stock Issuable Upon Exercise of Private Placement Warrants
Up to 11,910,000 Private Placement Warrants to Purchase Pinstripes Holdings Class A Common Stock
This prospectus supplement supplements the prospectus dated July 24, 2024 (the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-276660). This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on October 7, 2024 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.
The Prospectus and this prospectus supplement relate to the issuance by Pinstripes Holdings, Inc., a Delaware corporation (“Pinstripes Holdings,” “we,” “us,” or “our” and, prior to the Business Combination (as defined below), “Banyan”) of up to (i) 12,075,000 shares of Class A common stock, par value $0.0001 per share, of Pinstripes Holdings (“Pinstripes Holdings Class A Common Stock”) that are issuable upon the exercise of the Public Warrants (as defined below) originally issued in the initial public offering of Banyan (the “IPO”) and (ii) 11,910,000 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of the Private Placement Warrants (as defined below), originally issued in a private placement to the Sponsor (as defined below) and the underwriters of the IPO, by the holders thereof. We are registering the issuance of such shares of Pinstripes Holdings Class A Common Stock (the “Warrant Shares”) upon exercise of the Public Warrants and the Private Placement Warrants (collectively, the “Warrants”) as required by that certain Warrant Agreement, dated as of January 19, 2022 (the “Warrant Agreement”), entered into by and between Banyan and Continental Stock Transfer & Trust Company.
The Prospectus and this prospectus supplement also relate to the offer and sale from time to time by the selling securityholders identified in this prospectus, or their permitted transferees (the “Selling Securityholders”), of up to an aggregate of 36,605,141 shares of Pinstripes Holdings Class A Common Stock, which consist of:
(i) 4,172,025 outstanding shares of Pinstripes Holdings Class A Common Stock that, consist of (a) 2,646,250 outstanding shares of Pinstripes Holdings Class A Common Stock issued upon conversion on a one-for-one basis of 2,646,250 shares of Class B Common Stock of Banyan (together with the Class A Common Stock of Banyan, the “Banyan Common Stock”), originally issued to Banyan Acquisition Sponsor LLC (the “Sponsor”) at a purchase price of approximately $0.003 per share before the IPO, of which (1) 2,596,762 shares continue to be held as Pinstripes Holdings Class A Common Stock by the Sponsor and (2) 49,488 shares were assigned and sold by the Sponsor to the Sponsor Holders (as defined below) for a purchase price of $0.003 per share before the IPO, and continue to be held as Pinstripes Holdings Class A Common Stock by the Individual Sponsor Holders, (b) 1,018,750 shares that were, upon closing of the Business Combination, effectively re-issued as Pinstripes Holdings Class A Common Stock to certain investors in Banyan in consideration of their agreement not to redeem their respective shares of Banyan Class A Common Stock (as defined below) in connection with Banyan’s extension meeting held on April 21, 2023 (the “Non-Redeeming Investors”), after being forfeited as Banyan Common Stock by the Sponsor Holders , and (c) 507,025 shares were, upon closing of the Business Combination, effectively re-issued as Pinstripes Holdings Common Stock to holders of the Series I Convertible Preferred Stock in consideration of their agreement to invest in the Series I Financing (as defined below), after being forfeited as Banyan Common Stock by the Sponsor Holders;
(ii) 11,771,022 outstanding shares of Pinstripes Holdings Class A Common Stock (the “Pinstripes Affiliate Shares”) that, consist of (a) 11,669,311 outstanding shares of Pinstripes Holdings Class A Common Stock issued to stockholders of Pinstripes, Inc., that are executive officers, directors and other affiliates of Pinstripes Holdings (the “Pinstripes Affiliates”) in the Business Combination in exchange for their shares of Pinstripes Common Stock (as defined below), including shares issued upon conversion of Pinstripes Preferred Stock, which Pinstripes Affiliate Shares were, at various times prior to the Business Combination, acquired by the Pinstripes Affiliates; provided, that the Pinstripes Affiliates Shares include 1,242,975 shares of Pinstripes Holdings Class A Common Stock that were re-issued to the Pinstripes Affiliates after being forfeited as Banyan Common Stock by the Sponsor Holders and which shares of Banyan Common Stock were initially issued to the Sponsor in a private placement at a purchase price of $0.003 per share before the IPO, and some of which were assigned and sold by the Sponsor to certain Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO;
(iii) 50,000 outstanding shares of Pinstripes Holdings Class A Common Stock issued to Roth Capital Partners LLC in settlement of $0.5 million of transaction costs incurred by Pinstripes for financial advisor, legal and other professional services (accordingly, at an effective price of $10.00 per share);
(iv) 4,696,777 shares of Pinstripes Holdings Class A Common Stock issuable upon conversion of Pinstripes Holdings Series B-1 Common Stock, Pinstripes Holdings Series B-2 Common Stock and Pinstripes Holdings Series B-3 Common Stock, of which (a) 915,000 shares are issuable upon conversion of 915,000 shares of Pinstripes Holdings Series B-1 Common Stock that were issued, in connection with the consummation of the Business Combination, on a one-for-one basis in exchange for 915,000 shares of Banyan Common Stock, which shares were initially issued to the Sponsor in a private placement at purchase price of $0.003 per share before the IPO, of which 896,104 shares continued to be held by the Sponsor until the closing of the Business Combination and 18,896 shares were assigned and sold by the Sponsor to certain Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO, (b) 915,000 shares are issuable upon conversion of 915,000 shares of Pinstripes Holdings Series B-2 Common Stock that were issued, in connection with the consummation of the Business Combination, on a one-for-one basis in exchange for 915,000 shares of Banyan Common Stock, which were initially issued to the Sponsor in a private placement at an effective purchase price of $0.003 per share before the IPO, of which 896,103 shares continued to be held by the Sponsor until the closing of the Business Combination and 18,897 shares were assigned and sold by the Sponsor to the Individual Sponsor Holders for a purchase price of $0.003 per share before the IPO, (c) 872,160 shares are issuable upon conversion of 872,160 shares of Pinstripes Holdings Series B-1 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock (d) 872,160 shares are issuable upon conversion of 872,160 shares of Pinstripes Holdings Series B-2 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock, and (e) 1,395,457 shares are issuable upon conversion of 1,395,457 shares of Pinstripes Holdings Series B-3 Common Stock that were issued to Pinstripes Affiliates in the Business Combination as additional consideration in exchange for their shares of Pinstripes Common Stock;
(v) up to 647,011 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of Pinstripes Holdings Options (as defined below) that were issued to Pinstripes Affiliates in exchange for Pinstripes Options (as defined below), which Pinstripes Options were issued as consideration for service as directors and officers;
(vi) up to 172,806 shares of Pinstripes Holdings Class A Common Stock issuable upon the vesting of restricted stock units that were issued to non-employee directors of Pinstripes Holdings on January 19, 2024 as consideration of their service as directors of Pinstripes Holdings;
(vii) up to 2,912,500 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise of the Oaktree Warrants (as defined below) issued by Pinstripes Holdings to Oaktree Capital Management, L.P. (“Oaktree”), in connection with the closing of the Business Combination and the Oaktree Tranche 1 Loan (as defined below), in consideration of Oaktree’s providing the Oaktree Tranche 1 Loan; and
(viii) up to 11,910,000 shares of Pinstripes Holdings Class A Common Stock issuable upon exercise, at an exercise of $11.50 per share, of 11,910,000 Private Placement Warrants (as defined below), of which (a) 10,860,000 were issued to the Sponsor at an effective purchase price of $1.00 per share in connection with the closing of the IPO and (b) 1,050,000 were issued to the underwriters of the IPO at an effective purchase price of $1.00 per share. This Prospectus also relates to the offer and sale from time to time by certain of the Selling Securityholders of the Private Placement Warrants.
On August 1, 2024, the Sponsor transferred 250,000 shares of Pinstripes Holdings Class A Common Stock, and, on August 2, 2024, distributed 2,346,762 shares of Pinstripes Holdings Class A Common Stock, 896,104 shares of Pinstripes Holdings Series B-1 Common Stock, 896,103 shares of Pinstripes Holdings Series B-2 Common Stock and 10,860,000 Private Placement Warrants, to entities affiliated with the Sponsor.

We will bear all costs, expenses and fees in connection with the registration of the shares of Pinstripes Holdings Class A Common Stock and the Private Placement Warrants. The Selling Securityholders will bear all commissions and discounts, if any, attributable to their respective sales of the shares of Pinstripes Holdings Class A Common Stock and the Private Placement Warrants.
Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information about how the Selling Securityholders may sell the securities in the section of the Prospectus entitled “Plan of Distribution.”
You should read the Prospectus, this prospectus supplement and any other prospectus supplement or amendment carefully before you invest in our securities. This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.
Pinstripes Holdings Class A Common Stock and Public Warrants are listed on the New York Stock Exchange under the ticker symbols “PNST” and “PNST WS”. On October 4, 2024, the closing price of Pinstripes Holdings Class A Common Stock was $0.70 per share and the closing price of the Public Warrants was $0.01 per Public Warrant.
We will not receive any proceeds from the sale of the Pinstripes Holdings Class A Common Stock by the Selling Securityholders pursuant to the Prospectus and this prospectus supplement.
We are an “emerging growth company,” as that term is defined under the federal securities laws and, as such, are subject to certain reduced public company reporting requirements.
Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 10 of the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus and this prospectus supplement or determined if the Prospectus and prospectus supplement are truthful or complete. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is October 7, 2024.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 8-K
CURRENT REPORT
Pursuant to Section 13 OR 15(d) of
The Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): October 7, 2024
Pinstripes Holdings, Inc.
(Exact name of registrant as specified in its charter)

Delaware	001-41236	86-2556699
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)
1150 Willow Road
Northbrook, IL 60062
(Address of Principal Executive Offices)
Registrant’s telephone number, including area code: (847) 480-2323

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Ticker symbol(s)	Name of each exchange on which registered
Class A common stock, par value $0.0001 per share	PNST	New York Stock Exchange
Redeemable Warrants, each exercisable for one share of Class A common stock, exercise price of $11.50 per share	PNST.WS	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Item 5.07. Submission of Matters to a Vote of Security Holders
Pinstripes Holdings, Inc. (the “Company”) virtually held its 2024 Annual Meeting of Stockholders (the “Annual Meeting”) via webcast on October 7, 2024. Set forth below are the final voting results from the Annual Meeting.
Proposal 1: Election of the following two Class I directors, each to serve a three-year term expiring at the 2027 annual meeting of stockholders (the “2027 Annual Meeting”) or until his or her successor is elected and qualified:

Director	Votes For	Votes Withheld	Broker Non-Votes
Diane Aigotti	10,367,974	555,271	7,114,527
Jerry Hyman	10,383,586	539,659	7,114,527

Each of the individuals listed above was elected as a director of the Company to serve until the 2027 Annual Meeting or until his or her successor is elected and qualified.
Proposal 2: Ratification of the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending April 27, 2025.

Votes For	Votes Against	Votes Abstain
16,420,851	417,975	1,198,946
The stockholders voted to ratify the selection of Grant Thornton LLP as the Company’s independent registered public accounting firm for the fiscal year ending April 27, 2025.
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned hereunto duly authorized.

Pinstripes Holdings, Inc.

Dated: October 7, 2024	/s/ Anthony Querciagrossa
Anthony Querciagrossa
Chief Financial Officer